Dechert LLP 1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Paul Stevens paul.stevens@dechert.com +1 202 261 3353 Direct +1 202 261 3333 Fax

February 25, 2026

VIA EDGAR

Meghan Ryan

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Fidelity Private Credit Company LLC (the “Fund”)

(File No. 814-01645)

Dear Ms. Ryan:

We are writing to respond to a comment that the staff (the “Staff”) of the U.S. Securities and Exchange Commission provided telephonically to Paul Stevens on February 12, 2026 with respect to a Correspondence filing made on behalf of Fidelity Private Credit Company LLC (the “Fund”) on February 9, 2026 (the “Prior Correspondence”), which pertained to the Staff’s review, pursuant to the Sarbanes-Oxley Act of 2002, of the Annual Report on Form 10-K for the fiscal year ended December 31, 2024. The Fund has considered the Staff’s comment and has authorized us, on its behalf, to make the response discussed below.

Set forth below is the Staff’s comment along with our response to the comment, as requested.

1.

Comment: With respect to Response 1 of the Fund’s Prior Correspondence, if not all personnel at the Adviser are acting as the Chief Operating Decision Maker (“CODM”), please identify a more specific group as the CODM in future filings, pursuant to ASC 280-10-50-21(c).

Response: Fidelity acknowledges the comment and will make the corresponding revisions in future filings.

February 25, 2026 Page 2

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3353 if you wish to discuss this correspondence further.

Sincerely,

/s/ Paul Stevens

Paul Stevens